October 21, 2008

VIA EDGAR

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re: VALIC Separate Account A ("Registrant")

Portfolio Director, Portfolio Director 2 and Portfolio Director Plus

The Variable Annuity Life Insurance Company ("Depositor")

Form N-4 under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940

File Nos.: 333-137942 and 811-03240

EDGAR Submission Type RW

Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

Pursuant to Rule 477 of the 1933 Act, the Registrant, a separate account of the Depositor, hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-4 (File nos. 333-137942 and 811-03240), filed with the Commission on September 10, 2008, accession number 0000354912-08-000029 (the "Registration Statement").

The filing for the new guaranteed benefit feature, IncomeLock for Life Plus, was never declared effective. The Registrant determined not to proceed at this time with the registration and sale of the feature covered by the Registration Statement. No securities were sold in connection with the proposed new guaranteed benefit feature.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement as soon as possible.

Please contact me at 713-831-3164 if you have any questions or need more information.

Sincerely,

/s/ KATHERINE STONER

Katherine Stoner

Deputy General Counsel, Vice President and Secretary

cc: Jeff Foor

Office of Insurance Products